EXHIBIT 99.1

POET Technologies’ DenseLight Subsidiary Introduces High-Power 1310nm Distributed Feedback (DFB) Lasers for 100G Silicon Photonics Applications

Augments portfolio with DFB solutions for Data Communications, Test and Measurement, Optical Time Domain Reflectometry (OTDR), Photonic Sensing (Spectroscopy) and Biomedical Sensing applications

SAN JOSE, Calif., Sept. 05, 2017 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET”) (OTCQX:POETF) (TSX Venture:PTK), a designer, developer and manufacturer of optoelectronic devices, including light sources, passive wave guides and Photonic Integrated Circuits (PIC) for the data communication and telecom markets, today announced that its wholly-owned subsidiary, DenseLight Semiconductors, an innovator of high performance lasing solutions for optical sensing applications, will start sampling high-power, continuous wave 1310nm Distributed Feedback (DFB) lasers for 100G Silicon Photonics applications early in the fourth quarter of 2017. Also within this time frame, DenseLight will begin sampling long wavelength 1650nm DFB lasers for the Test and Measurement, Optical Time Domain Reflectometry (OTDR) and Photonics/Biomedical sensing markets. This series of DFB lasers are based on DenseLight’s proprietary Indium Phosphide (InP) Multiple Quantum Well (MQW) technology, manufactured in the Company’s cleanroom facility in Singapore. These DFB lasers are the latest addition to the product portfolio, which currently consists of Super Luminescent LEDs (SLEDs), Gain Chips, narrow nine width Fiber Bragg Grating (FBG) lasers and Integrated Light modules.

With the ever-growing demand for more bandwidth, data center operators are actively deploying low-cost, scalable, single mode optics-based 100G transceiver solutions. Furthermore, the growing demand for bandwidth is driving the need for companies to deploy Test & Measurement systems that monitor the quality of networks. In response to increasing customer requests, DenseLight has added a range of uncooled DFB lasers to its product portfolio starting with high-power 1310nm lasers for Silicon Photonics applications and 1650nm lasers for Test and Measurement applications. DenseLight will introduce these lasers in either chip form or in multiple packaged configurations, offering optimum performance in a range of demanding applications, including Data Communications, OTDR, Distributed Acoustic Sensing (DAS) and Spectroscopy (chemical and gas) detection.

The initial samples are expected to be at 1310nm and 1650nm, followed by 1625nm. Other standard wavelength ranges between 1270nm and 1670nm are expected to be available soon thereafter.

The high-power continuous wave 1310nm DFBs are expected to generate peak power levels of 60mW across temperature, which is required for today’s 100G Silicon Photonics applications.

The key features of the other DFB products:

  Uncooled
  Operating temperature from -5C to 70C
  Optical Output from min 3mW
  Slope efficiency of typical 0.20mW/mA @ 25C
  Available in TO-56 Aspherical Lens, TO Pigtail & 14 Pin Butterfly package

DenseLight Semiconductors is exhibiting its suite of standard components for Data Communications and Sensing applications, as well as its 100G compatible CWDM and LAN WDM multiplexing solutions, at the China International Optoelectronic Expo (CIOE) (Hall 6, Booth 6001/6002) on September 6-9, 2017.

About POET Technologies Inc.
POET (Planar Opto-Electronic Technology) is a developer of opto-electronics and Photonic fabrication processes and products. Photonics integration is fundamental to increasing functional scaling and lowering the cost of current Photonic solutions. POET believes that its advanced opto-electronics process platform enables substantial improvements in energy efficiency, component cost and size in the production of smart optical components, the engines driving applications ranging from data centers to consumer products to military applications. Silicon Valley-based POET’s patented module-on-a-chip process, which integrates digital, high-speed analog and optical devices on the same chip, is designed to serve as an industry standard for smart optical components. More information may be obtained at www.poet-technologies.com.

Shareholder Contact:
Shelton Group
Brett L. Perry
sheltonir@sheltongroup.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Forward-looking information and statements include the Company’s expectations with respect to the capability, functionality, performance and cost of its technology as of the date of this news release. The Company assumes no obligation to update or revise this forward-looking information and statements except as required by law. Please refer to the Company’s filings with the Canadian and U.S. Securities Commissions for the full safe harbor language.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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